January 23, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tamika Sheppard

Re:	Theriva Biologics, Inc. Registration Statement on Form S-1 Filed December 10, 2024, as amended File No: 333-283722

Dear Ms. Sheppard:

Reference is made to our letter, filed as correspondence via EDGAR on January 21, 2025, in which Theriva Biologics, Inc. (the “Company”) requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, January 23, 2025, at 5:00 p.m. Eastern Time.

The Company no longer requesting that such Registration Statement be declared effective at this time, and the Company hereby formally withdraw its request for acceleration of the above referenced effective date.

Very truly yours,

THERIVA BIOLOGICS, INC.

By:	/s/ Steven A. Shallcross
Name:	Steven A. Shallcross
Title:	Chief Executive Officer and Chief Financial Officer

cc: Leslie Marlow, Blank Rome LLP